EXHIBIT 99.1


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Press Release                                        Source: Seabridge Gold Inc.

Preliminary Economic Assessment Completed for Seabridge Gold's KSM Project

Monday December 1, 8:00 am ET

Base Case Estimates 30 Year Mine Life Recovering +19 Million Ounces of Gold at Average Cash Operating Cost of Negative US$11 Per Ounce and Total Costs of US$233 Per Ounce After Base Metal Credits

TORONTO, CANADA--(MARKET WIRE)--Dec 1, 2008 -- Seabridge Gold Inc. (Toronto:SEA.TO - News)(NYSE-A: SA) announced today the results of a National Instrument 43-101 Preliminary Economic Assessment ("PEA") for its 100% owned KSM project located in northern British Columbia, Canada. The Executive Summary from the PEA can be found at www.seabridgegold.net/KSM-ES2008.pdf. The complete PEA will be filed on SEDAR at www.sedar.com.

Seabridge President and CEO Rudi Fronk stated that the PEA clearly demonstrates that KSM has the potential to be a significant gold mine with compelling economics. "There are very few undeveloped gold projects in the world today with the attributes of KSM - long mine life, significant annual production, cash operating costs per ounce well below the gold industry average and substantial exploration upside all within a stable political environment. We see this PEA as a benchmark to build on. We expect this year's drilling to improve the size and grade of the Mitchell and Sulphurets zones. This first iteration has identified enhancements which could reduce capital and operating costs, both of which could also benefit from the changing economic environment. The next iteration of the PEA is scheduled for Q2 2009 which will include an updated resource, new mine plans and revised cost estimates. We are also planning exploration, engineering and environmental initiatives in 2009 culminating in a Preliminary Feasibility Study in early 2010."

The PEA envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, B.C. A separate molybdenum concentrate and gold-silver dore will also be produced at the processing facility. A mine plan combining production from the Kerr, Sulphurets and Mitchell zones would sustain a mine life of approximately 30 years with the following production highlights:


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                                       Years 1 - 8      Life of Mine
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Total Tonnes to Mill                   346 million      1.28 billion
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Annual Tonnes to Mill                 43.2 million      43.2 million
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Average Grades:
 Gold (grams per tonne)                       0.67              0.60
 Copper (%)                                   0.30              0.23
 Silver (grams per tonne)                     2.21              2.14
 Molybdenum (parts per million)               29.0              39.8
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Total Production:
 Gold (ounces)                         5.8 million      19.1 million
 Copper (pounds)                       2.0 billion       5.4 billion
 Silver (ounces)                      18.0 million      64.1 million
 Molybdenum (pounds)                   5.2 million      32.3 million
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Average Annual Production:
 Gold (ounces)                             722,000           648,000
 Copper (pounds)                       253 million       183 million
 Silver (ounces)                       2.2 million       2.2 million
 Molybdenum (pounds)                       655,000         1,266,000
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Seabridge notes that the PEA incorporates inferred mineral resources. They are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the PEA will be realized. To address this issue, Seabridge designed its 2008 KSM drill program with the aim of upgrading inferred resources in the mine plan to the indicated category. The KSM resource model will be updated to include 2008 drill results in the first quarter of 2009.

Initial capital costs, including contingencies, for the proposed operation total US$3.4 billion, or approximately US$180 per ounce of gold produced over the projected life of the mine. Sustaining capital, closure and reclamation costs are estimated at US$943 million, or approximately $50 per ounce of gold produced. Average mine, process and G &A operating costs (including pre-stripping and waste handling) over the project's life are estimated at US$11.89 per tonne before base metal credits. These capital and operating costs use 2008 third quarter input prices which are above current levels.

A base case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of October 31, 2008. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. Cases were also constructed using historic average metal prices for one and two years. Finally, a case was prepared using recent spot prices. The pre-tax economic results in U.S. dollars for all four cases are as follows:


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                                1 Year Average 2 Year Average   Recent Spot
                      Base Case   Metal Prices   Metal Prices  Metal Prices
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Net Cash Flow      $9.1 billion  $11.1 billion  $13.5 billion  $4.9 billion
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NPV @ 5%           $2.8 billion   $3.7 billion   $4.8 billion  $0.9 billion
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IRR (%)                    13.0           15.4           18.1           8.0
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Payback Period
 (years)                    6.7            6.1            5.4           9.7
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Operating Costs
 Per Ounce of
 Gold Produced
 (life of mine)             -11            -54            -79           281
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Operating Costs
 Per Ounce of
 Gold Produced
 (years 1-8)               -154           -204           -232           223
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Total Costs Per
 Ounce of Gold
 Produced                   233            191            166           494
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Metal Prices:
 Gold ($/ounce)             710            772            874           750
 Copper ($/pound)          3.17           3.31           3.39          1.75
 Silver ($/ounce)         13.23          14.43          15.67         10.00
 Molybdenum
  ($/pound)               29.62          31.28          33.07         25.00
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US$/Cdn$ Exchange
 Rate                      0.92           0.92           0.92          0.80
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Note: Operating and total costs per ounce of gold are after base metal credits.
High base metal price assumptions can result in a negative estimated cash operating cost for gold.


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The KSM PEA was prepared by leading industry consultants, all of whom are independent of Seabridge and are Qualified Persons under National Instrument 43-101. The consultants with their responsibilities are as follows:

- Wardrop Engineering Inc. under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testing, mineral processing, process operating and capital costs and infrastructure)

- Moose Mountain Technical Services under the direction of Jim Gray (mine planning, mine capital and mine operating costs)

- W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply and related costs)

- Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting)

- Bosche Ventures Ltd. under the direction of Harold Bosche (ore haulage tunnel infrastructure, tailings delivery and reclaim)

- Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps)

- Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

- McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads)

- BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation's principal assets are the KSM property in British Columbia, one of the world's largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of the Corporation's mineral resources by project and resource category please visit the Corporation's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work


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programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.


ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.


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Contact:
     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     (416) 367-9292
     (416) 367-2711 (FAX)
     Email: mailto:info@seabridgegold.netinfo@seabridgegold.net
     Website: http://www.seabridgegold.net/http://www.seabridgegold.net